Invest in Azzida

Start Getting Stuff Done

(f) (ⓘ) (ᯤ) AZZIDA.COM RICHMOND VIRGINIA

Technology   Software   B2C   Social Impact   Marketplace





We want to help an aging population who need assistance with day-to-day tasks while providing a way for those who need it the opportunity to earn money in their local communities. In the current employer's market, a "name your price" model provides a more market relevant approach and provides users with the opportunity to save both time and money.

Lawrence Bunnell CEO @ Azzida

 **ABOUT**   UPDATES[3]   REVIEWS[10]   ASK A QUESTION[6]

Why you may want to invest in us...

1 Azzida solves the problem of having to pay contractor rates to get small, odd jobs done

2 Redefining the category for odd jobs by flipping the model to "name your price" for services

Why investors ❤ us

WE'VE RAISED $30,155 SINCE OUR FOUNDING



Lawrence has experience in startups, FinTech, digitization, data analytics, and machine learning, all of which are critical to a successful startup. In addition to his hard skills, his high emotional intelligence, proven leadership skills, broadly strong soft skills, and academic credentials (MBA and a Ph.D. in Information Technology) create the recipe for a successful venture.

Omar S. Hassan

Founder of Bowie-Teiko Advisory, a firm specializing in cost reduction, optimization, and IT strategy, serving the U.S., Canada, and EMEA.



Lawrence has been successful in his career and also received his PhD recently. Have known him for many years and he is highly intelligent and driven at whatever endeavor he undertakes. I think their product has merit in today's times, has been well thought out and has a better than average likelihood of success.

Jan Ten Pas III

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Lawrence Bunnell
CEO
Experienced entrepreneur - previously created, co-founded and exited start-up with $30+MM VC funding. VP Data and Marketing Analytics for nation's leading consumer lending FinTech; MBA and doctorate degree in Information Systems.
(in)



Nathan Clarke
CPO
Certified Scrum Product Manager. Full-stack, software engineer/developer for Fortune 500 company experienced in agile methodologies.
(in)

In the news

Azzida - Start Getting Stuff Done

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October 23, 2020 @ youtu.be

Downloads

Azzida Pitch Deck.pdf

Start Getting Stuff Done

At Azzida, we've developed a new mobile app that solves the problem of having to pay contractor rates just to get small odd jobs done. Let's face it, all of us have odd jobs we want to get done that, for one reason or another, just never make it to the market. Together, these jobs represent a huge, untapped earnings potential that could be going into the economy to help people who currently want and need to find work. Azzida fills a gap in the market for accomplishing the types of odd jobs that simply don't get done because of 1) the high cost associated with hiring professional companies and contractors, 2) the difficulty in finding reputable, trustworthy workers, and 3) the lack of a secure, easy-to-use mobile platform that would allow people to set their own price for work they need to get done.



Richmond, VA
Add A Job
Need someone to help move a couch
Need someone who can clean my house
Unload car full of groceries
Need someone who can clean my bathroom
Back to Feed
$20
Need someone to help move a couch
23 Applications
Description

The Problem

The AZZIDA mobile app addresses significant problems uncovered through consumer interviews and numerous conversations with friends, neighbors and colleagues who need help with small everyday tasks, day labor and odd jobs. *Primarily, the problem with current competing solutions, is that you as a Job Provider/ Employer are forced to pay contractor or company set rates to get work done.*



Flipping the Model
Them
Limited Job Categories
Contractor Sets Job Schedule
Contractor Sets Job Price
AZZIDA
Describe Your Job or Task
Set the Date
Name Your Price

The Solution

At Azzida, we are redefining the marketplace model for odd jobs. Unlike competitors offering similar services, such as TaskRabbit, Handy or Takl, who tell you how much you have to pay for services, Azzida gives you, as the employer, the ability to name your own price and set the date for work to be done. So now, instead of being told how much you're going to pay and when someone can get to you, we've flipped the model so you can simply say ***"I have a job I want done, I'm willing to pay $x.00, and I want it done this Saturday".***



AZZIDA
The Solution
Name It, Price It, Post It, Get it Done!
Back to Feed
$20


Describe the job you want done
Schedule the date
Name your price
Post the job
Select an applicant
Get stuff done!
Need someone to help move a couch
Mon, June 2nd
0.3 Miles Away
23 Applications
Description

The Process
The two slides below are high-fidelity wireframe prototypes of the Azzida mobile app showing the process flows for Job Posters and Job Performers. Currently we are in beta testing of fully-functional mobile apps for both iOS and Android mobile devices. As you can see from these slides, the Azzida mobile app has a familiar user interface, is easy to use and the process is similar to other leading marketplace gig-economy apps such as Grubhub, UpWork or Uber.


AZZIDA
Job Poster
1) Set Price & Post Job
2) Review/Edit Post
3) Review Applicants
4) Select Applicant
5) Job Done. Pay, Rate & Tip


AZZIDA
Job Performer
1) Search Job Feed
2) Review Job Details
3) Apply to Job
4) Application Accepted, Show up & Complete Work.
5) Get Paid. Rate Poster

Competition
As you can see from this comparison, key differentiators for Azzida are in employer set pricing and the excessive fees charged by competitors. These competitors, and others like them, have really just taken the traditional contractor model and moved it online, whereas with Azzida, we are turning the model on its head by giving control back to the job provider. With the competition, it's like someone showing up to a job interview and telling the HR person or recruiter how much they're going to be making and which days will be convenient for them to work. In many cases, the old contractor model just doesn't make sense.

	AZZIDA	TaskRabbit	Takl	Handy
Employer Set Pricing	✓	✗	✗	✗
Employer's Scheduling	✓	✓	✓	✓
Unlimited Job Categories	✓	✗	✗	✗
No Lead Fees	✓	✓	✓	✓
No Monthly Fees	✓	✓	✗	✓
No Registration Fees	✓	✗	✓	✓
No Required Misc. Fees	✓	✗	✓	✗

Technology
The Azzida mobile app is built on Microsoft's Azure platform with SQL Server backend, a WebServices API and native front end code for both iOS and Android mobile devices. Based on consumer interviews, we've integrated a number of design/technology-based features into the Azzida app to improve the overall user experience, such as reputation tracking, the ability to request background checks, and sharing of job postings

on social media platforms like Facebook, Instagram or Twitter, which are outlined in our: Pitch Deck - Azzida Pitch Deck.



Azzida is your opportunity to invest in the rapidly expanding gig economy at the perfect time.

It's estimated that by the year 2023, over 52% of workers will have participated in the gig economy. As we enter the "*silver tsunami*" era in which large numbers of aging baby boomers are no longer willing and/or able to take care of odd jobs and maintenance tasks around their homes, Azzida offers a safe, easy to use, and economically sensible alternative to competitor offerings. Given that our country's current "employer's market" will likely extend into the foreseeable future, Azzida's employer "*name your price*" model provides a more market relevant approach to odd jobs while, at the same time, presenting a number of opportunities to save both time and money for both Job Providers and Job Performers.



Market Size

The gig economy is projected to be a $455.2 billion dollar industry by the year 2023. The U.S. Bureau of Labor and Statistics estimates that over 2.3 million alternate income generating jobs takes place in the U.S. every day. Of these 2.3 million jobs, approximately 1.2 million are the types or categories of odd jobs that could take place through Azzida, or 425 million odd jobs per year.



The team

Co-Founder, Lawrence Bunnell, MBA, PhD is an experienced entrepreneur and business executive who previously created, co-founded and exited an e-commerce startup company that received VC funding of $30+MM, employed over 200 workers with offices in Richmond, VA, San Francisco, CA and Dallas, TX and was the nation's first privately-owned, nationally licensed real estate brokerage. He has also worked as a marketing and data analytics executive in the FinTech sector for one of the nation's largest financial services institutions and holds a doctorate degree in Information Systems with peer reviewed publications on FinTech and machine learning applications in leading international journals such as Decision Support Systems, Expert Systems with Applications and Information Systems Frontiers. Co-Founder, Nathan Clarke is a Certified Scrum Product Manager and a senior developer/full stack software engineer for a Fortune 500 company in Richmond, VA.


Investment
We're looking for 12 months of financing to reach 25,000 active users on Azzida's mobile platform.
WeFunder
Operations
Compliance
COG
Product Development
Sales & Marketing
We are offering a SAFE with a valuation cap of $5M for the first $90K of the raise (early bird) and a valuation cap of $5.75M for the remainder.

Investment
As an investment, we are looking for 12 months of financing to reach 25,000 active users on Azzida's mobile platform. The funds will be used as follows: 30% towards product development, 28% towards sales & marketing; 18.5% towards operations; 8% towards COGS; 8% towards compliance, 7.5% towards WeFunder. We are offering a Simple Agreement for Future Equity (SAFE) with a valuation cap of $5M for the first $90k of the raise (early bird) and a valuation cap of $5.75M for the remainder of the raise.


Go to Market
Target specific vertical categories on Social/Classified Platforms: NextDoor, Facebook Neighborhoods, Craigslist, etc.
Users invite other users - Share links and emails. Promos for early adopters and referrals.
Become the go-to app for Odd Jobs.
Possible Slogans:
• Get anything done, from A-Z.
• Name it, Price it, Post it, Get it Done!
• Start Getting Things Done.

Next Steps
As a go-to-market strategy, the Azzida mobile app will launch publicly in the first quarter of 2021, initially in the Richmond, Virginia metropolitan market by marketing to specific neighborhoods in vertical categories such as home repair, pet sitting and yard work. Once product market fit has been achieved, Azzida will roll-out to additional categories and markets throughout the country in a multi-phased approach. To take advantage of marketplace network effects, the Azzida mobile app will have integrated functionality which will allow for sharing the app with other mobile users, as well as allowing sharing of job posts on social media platforms. Early adopters and those who refer friends to the app will be rewarded with promo codes for discounts on job fees to encourage further sharing and adoption.
At Azzida, our vision is to become the nation's go-to-app for odd jobs, unskilled gigs, and day labor.

Pre-register for early-bird promos and download the app: https://www.azzida.com

For more about Azzida's mission, visit: http://azzida.com/odd_jobs/about_azzida/

Investor Q&A

– COLLAPSE ALL

What does your company do?

Azzida's mobile app is a marketplace platform that solves the problem of having to pay contractor rates for odd jobs, gigs and day labor.

Where will your company be in 5 years?

In 5 years, our vision is that Azzida will be the go-to marketplace for unskilled gigs, day labor and odd jobs in the United States. These are forward looking projections and are not guaranteed.

Why did you choose this idea?

We want to help an aging population who need assistance with day-to-day tasks while providing a way for those who need it the opportunity to earn money in their local communities. In the current employer's market, a "name your price" model provides a more market relevant approach and provides users with the opportunity to save both time and money.

How far along are you? What's your biggest obstacle?

Currently, we have fully functioning native code apps for both iOS and Android. Our biggest challenge is in delivering a product that provides the needed functionality of an end to end job services solution while creating a referral worthy user experience

end-to-end job services solution while creating a referral-worthy user experience.

Who competes with you? What do you understand that they don't? ⌄

Taskrabbit, Takl, Handy are competitors.

For people who want help with odd jobs, current competitors force the job provider to accept the job price/rates set by the company or contractor. With Azzida, Job Providers/Employers can name their own price and set a date for work to get done.

For those who perform odd jobs on competing platforms, it's a bit like being an Amazon seller wherein you have to bid your prices down to compete for work - a form of race to the bottom.

How will you make money? ⌄

Transaction and introduction fees along with job posting and profile upgrade option fees and background check fees.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk for marketplace apps is in providing market liquidity - attracting enough participating users on both side of the market to create a marketplace. As a go-to-market strategy we will launch first in the Richmond market by marketing to specific categories such as home repair and yard work, and then we will roll out additional categories and markets throughout the country in a phased approach.

When do you plan to launch? ⌄

We are currently planning to launch to friends and family in Oct-Nov 2020. We will follow with a regional launch in select areas in early 2021.

What stage is the company/app at this point? ⌄

The company is at the pre-revenue, seed stage. The Azzida mobile app is in the final product development stages.

What types of jobs will be offered on the Azzida mobile app? ⌄

The Azzida mobile app is designed to fill a void in the marketplace for getting things done and for those seeking ways to earn income in their local communities. The potential types of jobs are endless, but we've put together a list of some of the ways you could use Azzida to get more done in your world on our blog site: https://azzida.com/odd_jobs/what-types-off-odd-jobs-can-i-do-or-get-done-with-the-azzida-mobile-app/

Why is now the right time for Azzida? ⌄

The marketplace for odd jobs is rapidly expanding. According to the U.S. Bureau of Labor and Statistics American Time Use Survey (ATUS), over 2.3 million people are engaged in alternative income generating activities every day. It's become an important part of the "gig-economy" and, in light of the events of 2020, it couldn't have come at a more opportune time. Read more here about how Azzida is changing the future of work: https://azzida.com/odd_jobs/the-online-marketplace-for-odd-jobs-in-2020/



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